

January 19, 2011

Pavel Alpatov
President
Innovative Wireless Technologies, Inc.
306 N. West El Norte Pkwy
Escondido, CA 92026

> **Re: Innovative Wireless Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Supplemental Response Dated December 16, 2010**
> **File No. 000-53421**

Dear Mr. Alpatov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. We note your response to our prior comments two, three, and five state that you will file an amended Form 10-K. Please file this amendment immediately or tell us when it will be filed.

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

2. We note your response to our prior comment one. It does not appear that your response substantively explains how the issues noted in our prior comment two (i.e., omission of

Pavel Alpatov
Innovative Wireless Technologies, Inc.
January 19, 2011
Page 2

management's report on internal control over financial reporting and the omission of your financial statements for the period ended December 31, 2008) affected management's conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009. As such, our prior comment will be re-issued. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the fiscal year).

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

3. We note your responses to our prior comments six, seven, eight and nine state that you will file an amended Form 10-Q. Please file this amendment immediately or tell us when it will be filed. In addition, please tell us how you plan to address similar issues in your Form 10-Q for the fiscal quarter ended September 30, 2010.

Exhibit 31 – Section 302 Certifications

4. We note your response to our prior comment eight. Your response did not address our comment in its entirety, thus it will be partially reissued. Please confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individual provided these certifications.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant